UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 9 )*

Under the Securities Exchange Act of 1934

NORTH AMERICAN ENERGY PARTNERS INC.
(Name of Issuer)

COMMON STOCK (NO PAR VALUE)
(Title of Class of Securities)

656844107
(CUSIP Number)

Philip A. Falcone Chief Executive Officer 450 Park Avenue, 30th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656844107	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER(*) 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER(*) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(*) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(*) 0.0%
14	TYPE OF REPORTING PERSON CO

*   See Items 2 and 5 herein.

CUSIP No. 656844107	Page 2 of 6

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER(*) 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER(*) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(*) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(*) 0.0%
14	TYPE OF REPORTING PERSON IN

*   See Items 2 and 5 herein.

CUSIP No. 656844107	Page 3 of 6

1	NAME OF REPORTING PERSON Front Street Re (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER(*) 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER(*) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(*) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(*) 0.0%
14	TYPE OF REPORTING PERSON CO

*   See Items 2 and 5 herein.

CUSIP No. 656844107	Page 4 of 6

Item 1.  Security and Issuer.

This Amendment No. 9 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 27, 2011, as amended by Amendment No. 1 filed on July 22, 2011, Amendment No. 2 filed on August 8, 2011, Amendment No. 3 filed on August 18, 2011, Amendment No. 4 filed on August 31, 2011, Amendment No. 5 filed on September 21, 2011, Amendment No. 6 filed September 30, 2011, Amendment No. 7 filed on April 24, 2012 and Amendment No. 8 filed on June 27, 2013 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, no par value per share (the “Shares”), of North American Energy Partners Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at Zone 3 Acheson Industrial Area, 2-53016 Highway 60,  Acheson, Alberta, Canada T7X-5A7.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in their entirety as follows:

“(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

CUSIP No. 656844107	Page 5 of 6

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, FSRC may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the outstanding shares.

FSRC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(c) On June 10, 2014, HGI Funding and FSRC closed a sale of 1,486,036 Shares and 5,546,286 Shares, respectively, to a syndicate of underwriters led by GMP Securities L.P., as lead underwriter, at a price of Cdn$8.55 per Share for aggregate gross proceeds of Cdn$60,126,353.  Following such sale, the Reporting Persons no longer own any Shares.

(d) Not applicable.

(e) See paragraph (c) above.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit S:	Joint Filing Agreement

CUSIP No. 656844107	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

FRONT STREET RE (CAYMAN) LTD.
By:	/s/ John H. Tweedie
	Name:	John H. Tweedie
	Title:	Chief Executive Officer

June 12, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).